SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              AMENDMENT NO. 3

                                     TO

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

               CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.
               ---------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 Par Value
                       ------------------------------
                       (Title of Class of Securities)


                                  168757 20 1
                               --------------
                               (CUSIP Number)


                          Mr. Michael J. Connelly
                    c/o Lepercq Capital Management, Inc.
                         1675 Broadway, 16th Floor
                         New York, New York  10019
                               (212) 698-0700
               (Name, Address and Telephone Number of Person
               ---------------------------------------------
             Authorized to Receive Notices and Communications)


                        March 21, 1995
     ------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      / /



Check the following box if a fee is being paid with this statement.

                                      / /




Page 1 of 9 Pages.

CUSIP NO. 168757 20 1                                    Page 2 of 9 Pages
- ---------------------                                    -----------------


    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 LN Investment Capital Limited Partnership

    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)


                                        (a)   /X/



                                        (b)   / /


    3.  SEC USE ONLY

    4.  SOURCE OF FUNDS (See Instructions)

                              N/A

    5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


                                              / /



    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Delaware

     Number of Shares             7.    SOLE VOTING POWER
     Beneficially Owned
     by Each Reporting                  490,909
     Person With
                                  8.    SHARED VOTING POWER

                                        0

                                  9.    SOLE DISPOSITIVE POWER

                                        490,909

                                 10.    SHARED DISPOSITIVE POWER

                                        0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  490,909


   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


                                             / /



   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    7.4%

   14.  TYPE OF REPORTING PERSON

                                     PN

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CUSIP NO. 168757 20 1                                    Page 3 of 9 Pages
- ---------------------                                    -----------------


    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Michael J. Connelly

    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (See Instructions)


                                        (a)   /X/



                                        (b)   / /


    3.  SEC USE ONLY

    4.  SOURCE OF FUNDS (See Instructions)

                              N/A

    5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


                                             / /



    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States of America

     Number of Shares             7.    SOLE VOTING POWER
     Beneficially Owned
     by Each Reporting                  24,315
     Person With
                                  8.    SHARED VOTING POWER

                                        490,909

                                  9.    SOLE DISPOSITIVE POWER

                                        24,315

                                 10.    SHARED DISPOSITIVE POWER

                                        490,909

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  515,224


   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                             / /


   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    7.7%

   14.  TYPE OF REPORTING PERSON

                                     IN

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CUSIP NO. 168757 20 1                                    Page 4 of 9 Pages
- ---------------------                                    -----------------


        This Amendment No. 3 restates, supplements and amends the Statement on Schedule 13D dated November 5, 1992, as amended by Amendment No. 1 dated May 21, 1993 and Amendment No. 2 dated May 5, 1994, filed by (i) LN Investment Capital Limited Partnership, a Delaware limited partnership (the "Reporting Partnership"), and (ii) Michael J. Connelly ("Connelly"), with regard to the Common Stock, par value $.01 per share ("Common Stock"), of Children's Discovery Centers of America, Inc., a Delaware corporation.

        Information contained in this Amendment No. 3 reflects the disposition by the Reporting Partnership of a total of 100,000 shares in three separate transactions, including 25,000 shares on January 23, 1995, 50,000 shares on March 21, 1995 and 25,000 shares on May 2, 1995. All of the shares of Common Stock disposed of by the Reporting Partnership were acquired through the conversion of shares of Series A Preferred Stock issued to the Reporting Partnership in November 1992.

Item 1.   Security and Issuer.
          -------------------

        This statement relates to the Common Stock, $.01 par value ("Common Stock"), of Children's Discovery Centers of America, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 851 Irwin Street, Suite 200, San Rafael, California 94901.

Item 2.   Identity and Background.
          -----------------------

        This statement is being filed by (i) LN Investment Capital Limited Partnership, a Delaware limited partnership (the "Reporting Partnership"), and (ii) Michael J. Connelly ("Connelly").

        The Reporting Partnership is organized under the laws of the State of Delaware. The principal business of the Reporting Partnership is the acquisition and holding of principal business and offices of the Reporting Partnership are located at 1675 Broadway, New York, New York 10019. The general partners of the Reporting Partnership are (i) Connelly and
(ii) LN General Partners, a New York partnership ("LNGP"). Connelly is the managing general partner of LNGP and of the Reporting Partnership.

        Connelly's business address is 1675 Broadway, New York, New York 10019. Connelly's present principal occupation or employment is president of Lepercq Capital Management, Inc., a New York corporation ("LCM"). The principal business of LCM is to manage the investment and income producing activities of (i) the Reporting Partnership, (ii) Lepercq Investment Limited

CUSIP NO. 168757 20 1                                    Page 5 of 9 Pages
- ---------------------                                    -----------------


Partnership-II, a Delaware limited partnership ("LIP-II"), and (iii) LN Investment Capital Limited Partnership-II, a Delaware limited partnership ("LNIC-II" and collectively with the Reporting Partnership and LIP-II, the "Lepercq Partnerships"), and to provide management and consulting services to companies in which the Lepercq Partnerships have made investments. Connelly is a citizen of the United States.

     LNGP was organized under the laws of the State of New York and its business and principal offices are located at 1675 Broadway, New York, New York 10019. The principal business of LNGP is to hold its general partnership interest in the Lepercq Partnerships.

        During the last five years, none of Connelly, LNGP or the Reporting Partnership has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

        Not applicable.

Item 4.   Purposes of the Transaction.
          ---------------------------

        The Reporting Partnership and Connelly acquired the shares of Common Stock referred to herein for the purpose of investment.

        (a)(i) The Reporting Partnership and Connelly intend to continue to review their investments in the Company. Depending upon the future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Partnership and Connelly may determine to increase or decrease their investments in the Company by acquiring or disposing of additional Common Stock or other equity securities of the Company.

           (ii) The shares of Series A Preferred Stock carry preemptive rights with respect to any issuance by the Company of any equity security (subject to the exceptions described in the next sentence) which provide that in the event that the Company

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CUSIP NO. 168757 20 1                                    Page 6 of 9 Pages
- ---------------------                                    -----------------


issues any shares of Common Stock, securities convertible into Common Stock or other equity securities (collectively, "New Securities"), the Company must offer to sell to the Reporting Partnership such number of New Securities as may be necessary to permit the Reporting Partnership to maintain the same percentage ownership of Common Stock as it had immediately prior to the issuance of the New Securities. The Preemptive rights do not apply to warrants issued to underwriters in a registered public offering of securities of the Company, securities issuable upon conversion or exercise of securities issued to officers, directors or employees of, or consultants to, the Company in consideration for their services and securities issued by the Company in consideration for the acquisition by the Company of any other business or interest therein.

           (iii) The shares of Series A Preferred Stock are subject to optional redemption by the Company at certain times and upon the occurrence of certain events and are subject to mandatory redemption by the Company in the event of a sale of all or substantially all of the assets of the Company.

        (b)    None.

        (c)    None.

        (d) The Company has agreed that, it would elect or appoint as a Director one person designated by the Reporting Partnership and that such person would initially be Connelly. The Company also agreed that, so long as the Reporting Partnership holds more than 5% of the total number of shares of Common Stock issued and outstanding, the Company will include in the slate of nominees for election of directors at any meeting of stockholders of the Company at which directors are to be elected, and will solicit proxies for, one candidate selected by the Reporting Partnership who is reasonably acceptable to the Company.

        (e) - (j)  None.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

         (a)(i) As of the date hereof, the Reporting Partnership beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), 490,909 shares of Common Stock
(constituting shares of Common Stock issuable to the Reporting Partnership upon conversion of 2,700 shares of Series A Preferred Stock held by the Reporting Partnership), representing,

CUSIP NO. 168757 20 1                                    Page 7 of 9 Pages
- ---------------------                                    -----------------


to the best of the knowledge of the Reporting Partnership, 7.4% of the issued and outstanding shares of Common Stock.

        Connelly, as managing general partner of LNGP and the Reporting Partnership, may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Partnership.

           (ii) As of the date hereof, Connelly beneficially owned, for purposes of Rule 13d-3 under the Act, 515,224 shares of Common Stock (such amount includes 6,133 shares issuable to Connelly upon exercise of stock options held by Connelly which are exercisable within 60 days after the date hereof and 490,909 shares of Common Stock issuable to the Reporting Partnership upon conversion of 2,700 shares of Series A Preferred Stock held by the Reporting Partnership), representing, to the best of the knowledge of Connelly, 7.7% of the issued and outstanding shares of Common Stock.

          (iii) As of the date hereof, the Reporting Partnership and Connelly, constituting a "group" within the meaning of Section 13(d)(3) of the Act, collectively owned 515,224 shares of Common Stock (such amount includes 6,133 shares issuable to Connelly upon exercise of stock options held by Connelly which are exercisable within 60 days after the date hereof and 490,909 shares of Common Stock issuable to the Reporting Partnership upon the conversion of the 2,700 shares of Series A Preferred Stock held by the Reporting Partnership), constituting, to the best of the knowledge of the Reporting Partnership and Connelly, approximately 7.7% of the issued and outstanding shares of Common Stock.

        (b) The Reporting Partnership has the power to vote and dispose of the shares of Common Stock owned by the Reporting Partnership. Connelly has the power to vote and dispose of the shares of Common Stock owned by Connelly.

        (c) During the 60 days prior to the date of the event requiring the filing of this Amendment No. 3, and during the 60 days prior to the date of this Amendment No. 3, the Reporting Partnership effected the following transactions in the Common Stock:

            (i)  On January 23, 1995, the Reporting Partnership converted
137.5 shares of Series A Preferred Stock into 25,000 shares of Common Stock and sold such 25,000 shares of Common Stock in the over-the-counter market.

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CUSIP NO. 168757 20 1                                   Page 8 of 9 Pages
- ---------------------                                   -----------------


           (ii) On March 21, 1995, the Reporting Partnership converted 275 shares of Series A Preferred Stock into 50,000 shares of Common Stock and sold such 50,000 shares of Common Stock in the over-the-counter market.

          (iii) On May 2, 1995, the Reporting Partnership converted 137.5 shares of Series A Preferred Stock into 25,000 shares of Common Stock and sold such 25,000 shares of Common Stock in the over-the-counter market.

              Other than as set forth above, neither Connelly, the Reporting Partnership nor LNGP has effected any transaction in the Common Stock during the 60 days prior to the date of the event requiring the filing of this Amendment No. 3, and during the 60 days prior to the date of this Amendment No. 3.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With
          -------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

     Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among LNPG, Connelly, the Reporting Partnership and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

        None.

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CUSIP NO. 168757 20 1                                   Page 9 of 9 Pages
- ---------------------                                   -----------------


                                 SIGNATURE
                                 ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   June  9, 1995


                                   LN INVESTMENT CAPITAL LIMITED
                                   PARTNERSHIP


                                   By:  LN General Partners,
                                        General Partner


                                   By:   /s/ Michael J. Connelly
                                        ---------------------------
                                        Michael J. Connelly
                                        General Partner


                                        /s/ Michael J. Connelly
                                   --------------------------------
                                        Michael J. Connelly